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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.5)*

                        Consumer Portfolio Services, Inc.
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                               ------------------
                         (Title of Class of Securities)

                                   210502 100
                                   ----------
                                 (CUSIP Number)

   Charles E. Bradley, Sr.; c/o Stanwich Partners, Inc., 62 Southfield Avenue,
        One Stamford Landing, Stamford, Connecticut 06902; (203) 325-0551
        -----------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 14, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
                                 AMENDMENT NO. 4

CUSIP NO.   210502 100                                         PAGE 2 OF 6 PAGES

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Charles E. Bradley, Sr.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)|_|
                                                                      (b)|X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
                                 Not Applicable
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                          |_|

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------- ----------------------------------------------------------------------
                            7       SOLE VOTING POWER
     NUMBER OF
       SHARES                                             23,738
    BENEFICIALLY            ------ ---------------------------------------------
      OWNED BY              8       SHARED VOTING POWER
   EACH REPORTING
      PERSON                                              697,791
       WITH                 ------ ---------------------------------------------
                            9      SOLE DISPOSITIVE POWER

                                                          6,738
                            ------ ---------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                                          -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,004,867
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      15.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  Page 2 of 6



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ITEM 1.  SECURITY AND ISSUER.

                  This filing relates to the common stock (the "COMMON STOCK") of the following issuer (the "ISSUER"):

                            Consumer Portfolio Services, Inc.
                            16355 Laguna Canyon Road
                            Irvine, California 92618

                  The Issuer is a California corporation.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a)      Name of person filing this statement:

                           The name of the person filing this report is Charles
                           E. Bradley, Sr. (the "REPORTING PERSON").

                  (b)      Business address:

                           c/o Stanwich Partners, Inc.
                           62 Southfield Avenue
                           One Stamford Landing
                           Stamford, CT 06902

                  (c)      Present principal occupation:

                           President of Stanwich Partners, Inc., an investment and business consulting firm; Chairman of the Board of Reunion Industries, Inc., a diversified manufacturing company; and President of Stanwich Financial Services Corp., which is engaged in the structured settlement and investment business.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  (f)      Citizenship - United States of America.

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                           Not applicable. No shares were acquired.

  ITEM 4.PURPOSE OF THE TRANSACTION.

                           Sovereign Bank, as pledgee, sold the following shares
                  of Common Stock that were owned by the reporting person and pledged to it or in which it had otherwise had a lien: 4,600 shares in August 2001 and 572,200 shares during the period from February 7, 2002 through April 12, 2002. The aggregate net proceeds from these sales ($946,117) were applied to the reduction of the reporting person's indebtedness to such bank

                           None of subparts (a) through (j) of Item 4 is
                  applicable, except that (i) with respect to subpart (a), shares of the Issuer's Common Stock will be issuable to Stanwich Financial Services Corp. ("SFSC") if SFSC exercises the conversion rights described in Item 5, below and (ii) with respect to subpart (a), the reporting person may buy and sell shares of Common Stock in the future. The reporting person has pledged 1,002,800 additional shares of Common Stock to Sovereign Bank to secure the repayment of a loan. Such loan is past due. Sovereign Bank may sell or require him to sell some or all of such pledged shares over time and apply the proceeds therefrom to the repayment of such loan.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                           (a) The reporting person beneficially owns or may be
                  deemed to own an aggregate of 3,004,867 shares of the Issuer's Common Stock (the "BENEFICIALLY OWNED SHARES"). The Beneficially Owned Shares constitute 15.6% the issued and outstanding shares of such Common Stock.

                           (b) Number of shares as to which the reporting person
                  has:

                               (i)     sole power to vote or to direct
                                       the vote:                          23,738

                               (ii)    shared power to vote or to direct
                                       the vote:                         697,791

                               (iii)   sole power to dispose or to direct
                                       the disposition of:                 6,738

                               (iv)    shared power to dispose or direct
                                       the disposition of:                   -0-

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                           Of the Beneficially Owned Shares, 207,490 shares are
                  owned by the reporting person's spouse. He has no voting or dispositive power as to these shares. The Beneficially Owned Shares include 646,959 shares that are owned by SFSC and 50,832 shares that are owned by Stanwich Partners, Inc. ("SPI"). The reporting person is the President, the sole director and the sole stockholder of SFSC. The reporting person is the President, director and the owner of a majority of the outstanding shares of the voting stock of SPI. Because of these relationships, for purposes of Regulation 13D, the reporting person may be deemed to be the beneficial owner of the shares of Common Stock and other securities owned by SFSC and SPI.

                           In addition, SFSC is the holder of seven partially
                  convertible subordinated notes (the "1997 CONVERTIBLE NOTES") in the aggregate principal amount of $15,000,000 issued by the Issuer to SFSC as of June 12, 1997. SFSC has the right to convert an aggregate of $3,000,000 of the principal of the 1997 Convertible Notes into 252,949 of Common Stock (a conversion price of $11.86 per share) on June 12, 2004 (the maturity date of such notes) or, if earlier, the date on which such notes are prepaid. The shares subject to the conversion rights under the 1997 Convertible Notes are not included in the Beneficially Owned Shares because such rights are not exercisable within 60 days of the date of this Amendment.

                           (c) No transactions in the Common Stock were effected
                  in the past 60 days by the reporting person, except as described in this filing.

                           (d) Certain of the Beneficially Owned Shares are
                  pledged, as described in Item 6, below. Under the terms of such pledges, upon the occurrence of a default thereunder, the pledgees have the right to receive dividends on, and the proceeds from the sale of, such pledged shares (but not more than the amount of debt secured by such pledges).

                           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                           Certain of the Beneficially Owned Shares are pledged,
                  as described in this Item. The reporting person has pledged 1,002,800 shares of Common Stock to Sovereign Bank to secure a loan to him. He has also pledged 1,073,048 shares of Common Stock to PNC Capital Corp. and Bank One Capital Partners Corporation (collectively, "PNC/BOCP") to secure a loan to DeVlieg-Bullard, Inc. SFSC, SPI and the reporting person have pledged 543,459 shares, 50,832 shares and 17,000 shares,

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                  respectively, of Common Stock to Bank of America, N.A., for itself and as agent for certain other lenders, ("B OF A") to secure a loan to Reunion Industries, Inc. SFSC has also pledged 103,500 shares of Common Stock to the law firm of Lurie, Zepeda, Schmalz & Hogan ("LZS&H") to secure the payment of legal fees incurred in connection with certain pending litigation. Because defaults have occurred under the applicable documents governing the pledges, (i) each of Sovereign Bank and PNC/BOCP has the right to vote the shares pledged to it and (ii) B of A will have the right to vote the shares pledged to it, if it gives the pledgors thereof written notice of the default and of its intention to exercise the voting rights. LZS&H does not have voting rights with respect to the shares pledged to it.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  None

SIGNATURE

                         After reasonable inquiry and to the best of my
                knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2002                                /s/ Charles E. Bradley, Sr.
                                              ----------------------------------
                                              Name: Charles E. Bradley, Sr.

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